SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D

          Under the Securities and Exchange Act of 1934

                        (Amendment No. 3)

                 HUDSON'S GRILL OF AMERICA, INC.
                        (Name of Issuer)


                          COMMON STOCK
                 (Title of Class of Securities)


                           444223-10-1
                           (CUSIP No.)


     Robert W. Fischer, Esq., 5956 Sherry Lane, Suite 1204,
                         Dallas, TX 75225
                   Telephone:  (214) 361-7301
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         August 28, 1995
     (Date of Event Which Requires Filing of this Statement)
                      CUSIP No. 444223-10-1


(1)  Names of Reporting Persons. S.S. or I.R.S.
Identification Nos. of Above Persons:

     David L. Osborn, 16970 Dallas Parkway, Suite 402,
     Dallas, Texas 75248
     Social Security No. ###-##-####



(2)  Check the Appropriate Row if a Member of a Group (See
Instructions)

     (a)   Not Applicable

     (b)   Not applicable.



(3)  SEC Use Only



(4)  Source of Funds (See Instructions):  Not Applicable



(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e):        Not applicable.



(6)  Citizenship of Place of Organization:  USA


Number of Beneficially Owned Shares by Each Reporting Person
With:

     (7)   Sole Voting Power:              1,439,856 (23.8%)

     (8)   Shared Voting Power:            427,561   (7.1%)

     (9)   Sole Dispositive Power:         1,439,856 (23.8%)

     (10)  Shared Dispositive Power:       427,561   (7.1%)



(11) Aggregate Amount Beneficially Owned by Each Reporting
Person:

           1,439,856 -     Individually

           427,561 -       Shared Voting/Ownership (Southpoint
                           Management Corporation and DAC
                           Partnership)

Total:     1,867,417 -     (30.8%)



(12) Check if the Aggregate Amount in Row 11 Excludes
Certain Shares (See Instructions):     Not applicable.



(13) Percent of Class Represented by Amount in Row 11:

     30.8%



(14) Type of Reporting Person (See Instructions):  IN


ITEM 1 - SECURITY AND ISSUER

     This statement relates to the Common Stock, no par value per share (the "Common Stock") of Hudson's Grill of America, Inc., a California corporation (the "Company").
The principal executive offices of the Company are located at 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248.


ITEM 2 - IDENTITY AND BACKGROUND

     This statement is filed by David L. Osborn. David L. Osborn is presently a Director of the Company, and since August 27, 1993, he was been the President, Chief Executive Officer and Chairman of the Board of the Company. David L. Osborn's business address is 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248. David L. Osborn's principal occupation is President and controlling stockholder of Southpoint Management Corporation, a Texas corporation. He is also affiliated with DAC Associates and Famous Bars, Grills and Cafes of America, Inc. These companies, in turn, are affiliated with owning and operating the Hudson's Grill restaurants in Texas, which are franchises granted by the Company.

     During the last five years, David L. Osborn has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. David L. Osborn has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which has had as a result of such proceeding, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating, activities subject to the Federal or State securities laws, or finding any violation with respect to such laws. David L. Osborn is a citizen of the United States.

     David L. Osborn previously filed, along with certain other parties, a Schedule 13D dated May 4, 1990, one dated August 27, 1993, and one dated June 2, 1994. The Schedule 13D dated May 4, 1990, related to a Voting Trust involving David L. Osborn, as Trustee, and others, which Voting Trust, after a stock split, held 913,235 shares of the Common Stock of the Company. This Voting Trust terminated on May 4, 1994, and the shares of the Company's stock that were held in the trust were transferred to the trust beneficiaries on May 18, 1994, which has decreased the number of shares of the Company's stock that were subject to David L. Osborn's beneficial control. This decrease was reported in the
Schedule 13D filed on June 2, 1994. The Schedule 13D dated August 27, 1993, related to David L. Osborn's purchase for his own account of 2,679,000 shares of the Company's stock from Mr. Roy Millender.

     This Schedule 13D is being filed because David L.
Osborn has assigned shares to certain individuals as orally promised when he acquired the Millender block of shares for $1.00. Mr. Osborn agreed to manage the Company (and accept the Millender shares) only if these individuals agreed to help him operate the Company. He has just assigned the shares to these individuals because the Millender shares were previously pledged to Mr. Travis Bryant, who has just recently released them from the pledge. Mr. Marion Wood received 505,000 shares; Mr. Clifford J. Osborn received
200,000 shares; and Mr. Anthony Duncan received 592,000 shares. These transfers have reduced David L. Osborn's holdings by 1,297,000 shares.


ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.


ITEM 4 - PURPOSE OF THE TRANSACTION

     See Item 1 above.

ITEM 5 - INTEREST IN THE SECURITIES OF THE ISSUER

     The following table reflects the number of shares of Common Stock owned by David L. Osborn, which are beneficially owned by him as of August 28, 1995. David L. Osborn disclaims beneficial ownership of any shares of Common Stock which are not owned directly by him as reflected in the following table. The filing of this statement will not be construed as an admission that David
L. Osborn is the beneficial owner of any shares with respect to which beneficial ownership is disclaimed.

     David L. Osborn Share Ownership

           Individually:             1,439,856  23.8%

           Southpoint Management
                Corporation:         383,561    6.3%

           DAC Partnership:          44,000     0.7%


                            Footnotes

     (1) David L. Osborn's spouse may have a community property interest in the shares owned by him, and may have certain rights with respect to such shares.

     (2) The percentages are based upon 6,056,986 shares of Common Stock issued and outstanding as reported on the Company's Annual Report on Form 10-KSB for the year ended
January 1, 1995.

     (3) David L. Osborn is a General Partner of a partnership known as "DAC" and may be deemed to share the power to vote and dispose of the 44,000 shares owned by DAC.

     (4) David L. Osborn and others are directors, officers and shareholders of Southpoint Management Corporation and may be deemed to share the power to vote and dispose of the 383,561 shares owned by Southpoint Management Corporation; David L. Osborn has an option to acquire up to 70% of these shares owned by Southpoint Management Corporation.

     (5) David L. Osborn does not have any contract, arrangement, understanding or relationship with any person with respect to any of the securities of the Company, except as reported in this schedule.
ITEM 7 - MATERIALS TO BE FILED AS EXHIBITS


     The following documents are filed as Exhibits hereto:

     A. All exhibits filed with respect to a Schedule 13D dated May 4, 1990, and filed with the SEC on May
           5, 1990, and hereby incorporated by this reference.

     B. All exhibits filed with respect to a Schedule 13D dated August 27, 1993, and filed with the SEC on September 8, 1993, and hereby incorporated by this reference.

     C. All exhibits filed with respect to a Schedule 13D dated May 18, 1994, and filed with the SEC on June
           2, 1994, and hereby incorporated by this reference.
                           SIGNATURES

     After reasonable inquiry, and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 13, 1995


                                s/s David L. Osborn
                                DAVID L. OSBORN



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